[AMBOW EDUCATION HOLDING LTD. LETTERHEAD]

October 3, 2017

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ambow Education Holding Ltd. Form 20-F for Fiscal Year Ended December 31, 2016 Filed March 23, 2017 File No. 001-34824

Dear Mr. Spirgel:

On behalf of Ambow Education Holding Ltd., a Cayman Islands company (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in its letter of September 22, 2017 with respect to the Company’s Form 20-F for Fiscal Year Ended December 31, 2016 (the “2016 20-F”) filed on March 23, 2017 by the Company (File No.: 001-34824). For your convenience, the text of the Staff’s comments is set forth below, followed in each case by the Company’s responses.

Item 4. Information on the Company

A. History and Development of the Company, page 30

1.	We note your disclosure on page 33 that shareholders approved the creation of Class C ordinary shares with ten votes per share in March and June 2015 and that, on November 8, 2015, 4,708,415 of the company’s Class A Ordinary shares were converted to Class C Ordinary shares. We further note from the beneficial ownership table on page 101 that Dr. Jin Huang beneficially owns 4,708,415 Class C ordinary shares. Please provide more detail as to the purpose of creating the Class C ordinary shares, how Class A ordinary shares were converted into Class C shares and how they came to be held by Dr. Jin Huang.

RESPONSE: As previously disclosed in the Company’s proxy statement filed as Exhibit 99.1 to the Form 6-K filed on June 4, 2015, the Company sought approval to, among other things, create a new class of ordinary shares entitled Class C ordinary shares (“Class C Shares”), which were in addition to the Class A ordinary shares which had already been designated. The Class C Shares would be entitled to ten (10) votes on all matters subject to vote at general meetings of the Company. The Class C shares were created with the intention to issue such shares to Company management. The Company disclosed that the main effect of the dual-class voting structure would likely leave the Company’s management team, especially Dr. Jin Huang, with increasingly significant control over the Company’s decisions. The purpose was to allow management to maintain the freedom to focus on the long term by ensuring that it retained control over the Company. The structure would prevent outside parties from taking over or unduly influencing management decisions. As such, investors would fully share in the Company’s long term economic future, but would have less ability to influence its strategic decisions through their voting rights.

At the time, prior to the 30 for 1 reverse stock split, Dr. Huang held 146,132,402 Class A Shares (4,871,080 after the reverse stock split). The Staff correctly notes that under the terms of the Sixth Amended and Restated Memorandum and Articles of Association the Class A shares are non-convertible. The Company incorrectly characterized the exchange of 4,708,415 Class A ordinary shares held by Dr. Huang for the same number of Class C ordinary shares as a conversion. This transaction, which resulted in Dr. Huang receiving Class C shares, was approved by all disinterested members of the Board of Directors. In future filings, the Company will revise the disclosure to state that there was an exchange of Class A shares for Class C shares, which was approved by the Board of Directors.

Item 6. Directors, Senior Management and Employees

E. Share Ownership, page 101

2.	We note Dr. Jin Huang beneficially owns 4,708,415 Class C ordinary shares which, according to the disclosure on the bottom of page F-37, represent all outstanding Class C ordinary shares as of December 31, 2016. It appears, however, that you have calculated her 12.28% percentage ownership based on the number of issued and outstanding Class A shares. Please revise the beneficial ownership table to provide beneficial ownership information regarding Class C ordinary shares based upon the number of outstanding Class C ordinary shares.

RESPONSE: The Company respectfully advises the Staff that in its future filings, the beneficial ownership table will be revised as follows to provide information regarding Class C ordinary shares based upon the number of outstanding Class C ordinary shares:

	Shares Beneficially Owned						Percentage of Votes Held
Name	Number of Class A ordinary shares	Percentage of Class A ordinary shares (%)	Number of Class C ordinary shares	Percentage of Class C ordinary shares (%)	Number of total ordinary shares	Percentage of total ordinary shares (%)	Based on total Class A ordinary shares beneficially owned (%)	Based on total Class C ordinary shares beneficially owned (%)	Based on total ordinary shares beneficially owned (%)
Directors and Executive Officers
Jin Huang (2)(7)	1,583,212	4.66%	4,708,415	100%	6,291,627	16.26%	4.66%	100%	60.03%
Kia Jing Tan	-	-	-	-	-	-		-	-
Xuejun Xie	-	-	-	-	-	-	-	-	-
Jianguo Xue	-	-	-	-	-	-	-	-	-
Yigong Justin Chen	-	-	-	-	-	-	-	-	-
Ping Wu (3)	952,870	2.80%	-	-	952,870	2.46%	2.80%	-	1.17%
John Porter (4)	991,692	2.91%	-	-	991,692	2.56%	2.91%	-	1.22%
Ralph Parks	-	-	-	-	-	-	-	-	-
Yanhui Ma	-	-	-	-	-	-	-	-	-
Chiao-Ling Hsu	-	-	-	-	-	-	-	-	-

All executive officers and directors of the company as a group (10 persons)(5)	4,873,937	14.37%	4,708,415	100%	9,582,352	24.79%	14.37%	100%	64.10%

5% and Greater Shareholders
Investment entities affiliated with Baring Private Equity (6)	3,280,449	8.46%	-	-	3,280,449	8.46%	4.04%	-	4.04%
New Summit Global Limited	2,786,159	7.18%	-	-	2,786,159	7.18%	3.43%	-	3.43%
CEIHL Partners (I) Limited	3,420,375	8.82%	-	-	3,420,375	8.82%	4.21%	-	4.21%
CEIHL Partners (II) Limited	11,144,636	28.73%	-	-	11,144,636	28.73%	13.73%	-	13.73%
New Flourish Holdings Limited (8)	1,420,548	3.62%	4,288,415	91.08%	5,708,963	14.72%	3.62%	91.08%	54.59%
Spin-Rich Ltd.	-	-	420,000	8.92%	420,000	1.09%	-	8.92%	5.19%

(2) Of the 1,583,212 Class A Ordinary Shares (i) 1,420,548 of the Class A Ordinary Shares are owned by New Flourish Holdings Limited for the benefit of certain officers of the Company, and (ii) 162,664 of the Class A Ordinary Shares are owned directly by Dr. Huang. Dr. Huang as the sole director of New Flourish has voting control and investment power over the Class A Ordinary Shares held by New Flourish, but disclaims beneficial ownership over such shares.

(7) Of the 4,708,415 Class C Ordinary Shares (i) 4,288,415 of the Class C Ordinary Shares are owned by New Flourish Holdings Limited for the benefit of Dr. Jin Huang, and (ii) 420,000 of the Class C Ordinary Shares are owned directly by Dr. Huang. Dr. Huang as the sole director of New Flourish has voting control and investment power over the Class C Ordinary Shares held by New Flourish,

(8) Dr. Jin Huang, as the sole director of New Flourish has voting control and investment power over the Class A Ordinary Shares and the Class C Ordinary Shares owned by New Flourish. Dr. Huang disclaims beneficial ownership over the Class A Ordinary Shares, which are held for the benefit of certain officers of the Company.

3.	Please revise the introductory paragraphs to the beneficial ownership table to disclose the number of outstanding Class A and Class C ordinary shares and the different voting rights of the Class A and Class C ordinary shares.

RESPONSE: The Company respectfully advises the Staff that the introductory paragraphs to the beneficial ownership table will be revised as follows in its future filings. For the purpose of this letter, we have used March 10, 2017 as the disclosure date, which was the date used in the Form 20-F:

The following table sets forth information as of March 10, 2017 with respect to the beneficial ownership, within the meaning of Rule 13d-3 under the Exchange Act, of our ordinary shares, for:

•	each person known to us to own beneficially more than 5% of our ordinary shares;

•	each of our directors and executive officers who beneficially own our ordinary shares; and

•	all of our directors and executive officers as a group.

Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have or share the voting and investment power with respect to all shares shown as beneficially owned by them. The number of our shares used in calculating the percentage for each listed person includes any options exercisable by such person within 60 days after the date of this report, but excludes unvested restricted shares that will not vest within 60 days after the date of this report.

As of March 10, 2017, the percentage of beneficial ownership for holders of Class A ordinary shares is based on 34,078,900 Class A ordinary shares issued and outstanding and the percentage of beneficial ownership for holders of Class C ordinary shares is based on 4,708,415 Class C ordinary shares issued and outstanding, both of which classes of ordinary shares exclude unvested restricted shares. On all matters subject to vote at general meetings of the Company, the holders of Class A ordinary shares are entitled to one vote per share and the holders of Class C ordinary shares are entitled to ten votes per share.

4.	Please provide footnote disclosure regarding the natural persons who have investment and/or voting control the Class A and Class C shares beneficially owned by New Flourish Holdings Limited.

RESPONSE: The Company respectfully advises the Staff that the footnote disclosure to the beneficial ownership table that will be included in future filings has been provided in response to Comment 2 above.

Financial Statements

Consolidated Balance Sheets, page F-3 &

Consolidated Statements of Changes in Equity (Deficit), page F-7

5.	Please revise your basic financial statements to separately disclose your several classes of ordinary shares. Refer to Rule 5-02 (29) of Regulation S-X and revise.

RESPONSE: The Company respectfully advises the Staff that the Ordinary Shares section in the Company’s Balance Sheet will be revised in future filings to separately disclose Class A ordinary shares and Class C ordinary shares as follows:

	As of December 31,
	2015	2016	2016
	RMB	RMB	US$
EQUITY
Class A Ordinary shares
(US$ 0.003 par value; 66,666,667 and 66,666,667 shares authorized; 33,556,762 and 33,990,680 shares issued and outstanding as of December 31, 2015 and 2016, respectively)	627	636	92
Class C Ordinary shares
(US$ 0.003 par value; 8,333,333 and 8,333,333 shares authorized; 4,708,415 and 4,708,415 shares issued and outstanding as of December 31, 2015 and 2016, respectively)	90	90	13

16. Ordinary Shares, page F-37

6.	You state on page F-38 that Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances, suggesting they are not convertible at all; however, we note that on November 8, 2015, 4,708,415 Class A ordinary shares were converted into super-majority voting Class C ordinary shares. We also note that as a result of this transaction Dr. Jin Huang gained voting control over Ambow Education Holding Ltd. Please explain how and why non-convertible Class A ordinary shares were converted into another class of shares. Tell us how it was authorized and by whom, as it appears that Dr. Jin Huang held less than 13% of the voting rights in Ambow Education Holding prior to this conversion while over 53% of the voting rights appear to have been held by four other parties.

RESPONSE: As previously disclosed in the Company’s proxy statement filed as Exhibit 99.1 to the Form 6-K filed on June 4, 2015, the Company sought approval to, among other things, create a new class of ordinary shares entitled Class C ordinary shares (“Class C Shares”), which were in addition to the Class A ordinary shares which had already been designated. The Class C Shares would be entitled to ten (10) votes on all matters subject to vote at general meetings of the Company. The Class C shares were created with the intention to issue such shares to Company management. The Company disclosed that the main effect of the dual-class voting structure would likely leave the Company’s management team, especially Dr. Jin Huang, with increasingly significant control over the Company’s decisions. The purpose was to allow management to maintain the freedom to focus on the long term by ensuring that it retained control over the Company. The structure would prevent outside parties from taking over or unduly influencing management decisions. As such, investors would fully share in the Company’s long term economic future, but would have less ability to influence its strategic decisions through their voting rights.

7.	At the time, prior to the 30 for 1 reverse stock split, Dr. Huang held 146,132,402 Class A Shares (4,871,080 after the reverse stock split). The Staff correctly notes that under the terms of the Sixth Amended and Restated Memorandum and Articles of Association the Class A shares are non-convertible. The Company incorrectly characterized the exchange of 4,708,415 Class A ordinary shares held by Dr. Huang for the same number of Class C ordinary shares as a conversion. This transaction, which resulted in Dr. Huang receiving Class C shares, was approved by all disinterested members of the Board of Directors. In future filings, the Company will revise the disclosure to state that there was an exchange of Class A shares for Class C shares, which was approved by the Board of Directors. Tell us and disclose how you accounted for the conversion of 4,708,415 Class A ordinary shares into super-majority voting Class C ordinary shares during November 2015. Tell us your consideration of whether or not this transaction represented a preferential dividend and/or compensation paid to Dr. Huang as it would appear that a class of shares vested with control of the registrant could be substantially more valuable than class of non-controlling shares.

RESPONSE: The Company respectfully advises the Staff that, considering the following points set forth in the Sixth Amended and Restated Memorandum of Association and Articles of Association of the Company (“the Articles”), the Company believes that the Class C ordinary shares do not have a higher value than Class A ordinary shares. Therefore this transaction was not accounted for in the Company’s financials and was not considered as a preferential dividend or as compensation paid to Dr. Huang:

a.       Each share of Class C ordinary share is convertible into one share of Class A ordinary share at any time by the holder thereof without payment of additional consideration;

b.       If at any time Dr. Jin Huang and her Affiliates collectively own less than 5% of the total number of the issued and outstanding Class C ordinary Share of the Company, each issued and outstanding share of Class C ordinary share shall be automatically and immediately converted into one share of Class A ordinary share without payment of additional consideration, and no Class C ordinary shares shall be issued by the Company thereafter;

c.       If the following events, such Class C ordinary shares shall be automatically and immediately converted into an equal number of Class A ordinary shares without payment of additional consideration:

i.	Upon any sale, pledge, transfer, assignment or disposition of Class C ordinary shares by a holder thereof to any person or entity which is not an Affiliate of such holder or an Affiliate of the Company;

ii.	After a transfer by a holder of Class C ordinary shares to an Affiliate of such holder or an Affiliate of the Company, if there is a change of the beneficial ownership of the Class C ordinary shares held by the Affiliate.

Based on the above, the super-majority voting power does not generate additional value to the Class C ordinary shares and therefore this transaction does not represent a preferential dividend and/or compensation paid to Dr. Huang.

21. Segment Information, page F-46

8.	Please disclose total assets for each reportable segment as required by ASC 280-10-50-22. Also include the reconciliations required by ASC 280-10-50-30, and as applicable, include such annual disclosures required by ASC 280-10-50-22a through -50-22j.

RESPONSE: In response to the Staff’s comment, the Company will include the following disclosure in its future filings:

As of December 31, 2015	Better School			Better Job
(RMB in thousands)				Career
	Tutoring	K-12	Subtotal	Enhancement	Consolidated

Segment assets	139,905	331,127	471,032	175,056	646,088
Unallocated corporate assets	-	-	-	-	361,837
Total assets	139,905	331,127	471,032	175,056	1,007,925

As of December 31, 2016	Better School			Better Job
(RMB in thousands)				Career
	Tutoring	K-12	Subtotal	Enhancement	Consolidated
Segment assets	119,878	381,786	501,664	190,088	691,752
Unallocated corporate assets	-	-	-	-	284,443
Total assets	119,878	381,786	501,664	190,088	976,195

As stated on page F-46 of 2016 Form 20F, the Company’s chief operating decision maker (“CODM”) evaluates performance and makes decisions about allocating resources based on each reporting segment’s revenues, cost of revenues, and gross profit and does not review balance sheet information to measure the performance of the reportable segments, nor is this part of the segment information regularly provided to the CODM. The Company notes that the items described in items a. through j. in ASC 280-10-50-22 are to be separately reported for each reportable segment only if they are components of the measure of segment profit or loss used by the CODM or included in management reports or segment profitability reports provided to and reviewed by the CODM and that amounts that are not allocated for purposes of the CODM’s review should not be allocated for reporting purposes. Similar disclosure has been made in the Company’s previous annual filings.

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact our legal counsel Mitchell S. Nussbaum, Partner of Loeb & Loeb LLP, at 212-407-4159 or mnussbaum@loeb.com.

Sincerely,

Ambow Education Holding Ltd.

/s/ Jin Huang
Chief Executive Officer